SUB-ITEM 77C

Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Variable
Rate Strategic Fund Inc. was held on January 30, 2015 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors

Nominees   		Votes For 		Votes Withheld
Robert D. Agdern	5,841,198			34,484
Carol L. Colman		5,833,585			42,097
Daniel P. Cronin	5,856,213			19,469
Eileen A. Kamerick	5,841,715			33,967

At March 31, 2015, in addition to Robert D. Agdern, Carol L.
Colman, Daniel P. Cronin and Eileen A. Kamerick, the other
Directors of the Fund were as follows:
Paolo M. Cucchi
Kenneth D.
Fuller Leslie
H. Gelb
William R.
Hutchinson
Riordan Roett